Exhibit 99.1

January 7, 2019	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER FILES MANAGEMENT INFORMATION CIRCULAR

FOR THE ACQUISITION OF BEADELL RESOURCES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces today that it has filed its management information circular (the “Information Circular”) in respect of the friendly acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”).

The mailing of the Information Circular and other materials has commenced, and shareholders of Great Panther should receive them shortly. An electronic copy of the Information Circular is available on the Company’s website at www.greatpanther.com, on its SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY The Great Panther Board of Directors UNANIMOUSLY recommends that shareholders vote FOR the proposed resolutions.

Your vote is very important regardless of the number of shares that you own. Great Panther encourages shareholders to read the Information Circular in detail.

Reasons for and Benefits of the Acquisition

The Acquisition of Beadell will create a new emerging and growth-oriented intermediate precious metals producer focused on the Americas. In making its determination, the Great Panther Board considered a number of factors, including, but not limited to, the following:

•	Creation of new emerging intermediate precious metals producer focused on the Americas;
•	Diversified portfolio of producing mines in Mexico and Brazil, and an advanced stage development project in Peru;
•	Significant 2018 pro-forma gold and silver production of 125,000 gold ounces from Beadell to complement Great Panther’s 2018 production of 4.1 million silver equivalent ounces (pro-forma ~175,000 gold equivalent ounces or ~14 million silver equivalent ounces)(1)(2);
•	Near-term resource growth potential from Beadell’s in and near mine targets to add to the growth potential from Great Panther’s advanced-stage Coricancha project in Peru;
•	Addition of extensive reserve and resources, including 1.3 million ounces of gold in reserves, and 2.0 million ounces of measured and indicated gold resources(3);
•	Longer-term exploration optionality from Beadell's 2,500 square kilometre highly prospective land package;
•	Strong balance sheet to support a robust growth portfolio; and
•	Attractive re-rating potential.

(1) Based on Beadell and Great Panther’s latest 2018 production guidance figures

(2) Gold and silver equivalents based on an 80:1 gold:silver ratio

(3) As at June 30, 2018

Great Panther Special Meeting

The Special Meeting of shareholders of Great Panther is scheduled for 9:00 a.m. (Vancouver time) on February 11, 2019 at the Terminal City Club (Terrace Room B), 837 West Hastings Street, Vancouver, British Columbia. The business of the Special Meeting is the consideration of an ordinary resolution to approve the issuance of Great Panther shares in connection with the Scheme Implementation Deed dated September 23, 2018 between Great Panther and Beadell. In addition, Great Panther shareholders will be asked to consider changing the name of the Company to “Great Panther Mining Limited”.

Shareholder Information and Questions

Great Panther shareholders who have questions about the Information Circular or need assistance with voting their shares can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

North American Toll Free: 1 877 452 7184

Collect Calls Outside North America: 1 416 304 0211

Email: assistance@laurelhill.com

Shareholders are encouraged to vote today using the internet, telephone, or facsimile.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the timing and completion of the Acquisition, the resource growth potential of Beadell’s near mine targets and land package, the timing or positive outcome of a production decision for the Coricancha project, and the benefits of the Acquisition to shareholders of Great Panther.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions of Closing, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com